# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Strategic Investment Co., CIK 0001595527
CUSIP: 649439304
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0000950142-25-001097
Filed by CIK 0001907225
Persons authorized to receive notices and communications: Michael R. Anderson, Bellevue Capital Partners, LLC, 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840, 212-415-6500

## Reporting persons
- Bellevue Capital Partners, LLC (CIK 0001907225): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,568,988; sole dispositive power 0; shared dispositive power 1,568,988; aggregate amount beneficially owned 1,568,988 (58.7% of the class)
- AR Global Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 520,666; sole dispositive power 0; shared dispositive power 520,666; aggregate amount beneficially owned 520,666 (19.5% of the class)
- American Realty Capital III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 520,666; sole dispositive power 0; shared dispositive power 520,666; aggregate amount beneficially owned 520,666 (19.5% of the class)
- New York City Special Limited Partnership, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 520,666; sole dispositive power 0; shared dispositive power 520,666; aggregate amount beneficially owned 520,666 (19.5% of the class)
- New York City Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 520,666; sole dispositive power 0; shared dispositive power 520,666; aggregate amount beneficially owned 520,666 (19.5% of the class)
- Nicholas S. Schorsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,595,547; sole dispositive power 0; shared dispositive power 1,595,547; aggregate amount beneficially owned 1,595,547 (59.7% of the class)
- Edward M. Weil, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 109; shared voting power 0; sole dispositive power 109; shared dispositive power 0; aggregate amount beneficially owned 109 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value per share
Name of issuer: American Strategic Investment Co.
Address of issuer's principal executive offices: 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840
Comment: This Amendment No. 22 (the "Amendment") to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on February 11, 2022 relating to the shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of American Strategic Investment Co. (f/k/a New York City REIT, Inc.), a Maryland corporation (the "Issuer"), as subsequently amended (the "Schedule 13D"). This Amendment updates the Schedule 13D to reflect certain recent transactions as reported under 5below. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 2,672,943 outstanding shares of Class A Common Stock as of November 17, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Annex A attached hereto.
Other persons with the right to receive dividends or sale proceeds: See Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 5(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A - Open Market Purchases

Exhibit 99.1: Power of Attorney for Nicholas S. Schorsch

Exhibit 99.2: Power of Attorney for Edward M. Weil, Jr.

## Signatures
- Bellevue Capital Partners, LLC: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- AR Global Investments, LLC: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- American Realty Capital III, LLC: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- New York City Special Limited Partnership, LLC: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- New York City Advisors, LLC: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- Nicholas S. Schorsch: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)
- Edward M. Weil, Jr.: /s/ Matthew A. Lyons, Attorney-in-Fact (12/31/2025)